United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                 Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release
Signature Page

FREE TRANSLATION FROM THE PORTUGUESE

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On May 26, 2011, at 10:30am, Messrs. Ricardo José da Costa Flores — Chairman, Renato da Cruz Gomes, Nelson Henrique Barbosa Filho, José Ricardo Sasseron, José Mauro Mettrau Carneiro da Cunha, Fuminobu Kawashima, Oscar Augusto de Camargo Filho and Paulo Soares de Souza, directors, and Mr. Paulo Sergio Moreira da Fonseca, alternate, met at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “APPOINTMENT OF EXECUTIVE OFFICERS AND ATTRIBUTIONS ESTABLISHMENT — Considering the end of the term of the members of the Executive Officers Board, pursuant to §1º of article 26 of Vale’s By-Laws and upon the nomination of Vale’s Chief Executive Officer, Mr. Murilo Ferreira, the Board of Directors resolved to approve the appointment of Vale’s Executive Officers and their attributions as follows: (i) Mr. Eduardo de Salles Bartolomeo, Brazilian, married, engineer, bearer of the identity card number 05.325.384-5 issued by IFP/RJ, enrolled at the Brazilian Taxpayer Registry (CPF/MF) under number 845.567.307-91, as Executive Officer responsible for Integrated Operations; (ii) Mr. Eduardo Jorge Ledsham, Brazilian, married, geologist, bearer of the identity card number M2148911 issued by SSP/MG, enrolled at CPF/MF under number 542.689.406-00, as Executive Officer responsible for Exploration, Energy and Projects; (iii) Mr. Guilherme Perboyre Cavalcanti, Brazilian, married, economist, bearer of the identity card number 04834163-0 issued by IFP/RJ, enrolled at CPF/MF under number 010.981.437-10, as Executive Officer responsible for Finance; (iv) Mr. José Carlos Martins, Brazilian, consensually separated, economist, bearer of the identity card number 5.589.681-9 issued by SSP/SP, enrolled at CPF/MF under number 304.880.288-68, as Executive Officer responsible for Marketing, Sales and Strategy; (v) Mr. Mario Alves Barbosa Neto, Brazilian, married, engineer, bearer of the identity card number 3.503.411 issued by SSP/SP, enrolled at CPF/MF under number 269.275.278-34, as Executive Officer responsible for Fertilizers; (vi) Mr. Tito Botelho Martins Junior, Brazilian, married, economist, bearer of the identity card number 15.758-9 issued by CRE/RJ, enrolled at CPF/MF under number 501.888.956-04, as Executive Officer responsible for Basic Metals Operations; and (vii) Mrs. Vânia Lucia Chaves Somavilla, Brazilian, married, engineer, bearer of the identity card number 1.169.974 issued by SSP/MG, enrolled at CPF/MF under number 456.117.426-53, as Executive Officer responsible for Human Resources and Corporate Services;
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FREE TRANSLATION FROM THE PORTUGUESE

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
all of them with business address at 26 Graça Aranha Avenue, 18º floor, Centro, at the City of Rio de Janeiro, RJ. The Executive Officers appointed herein for a two year term have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Furthermore, pursuant to article 14, III of the By-laws, the Board of Directors resolved that Mr. Guilherme Perboyre Cavalcanti shall also hold the position of Investor Relations Officer. Therefore, the current composition of the Executive Officers Board becomes the following: Mr. Murilo Pinto de Oliveira Ferreira, CEO; Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Integrated Operations; Mr. Eduardo Jorge Ledsham, Executive Officer responsible for Exploration, Energy and Projects; Mr. Guilherme Perboyre Cavalcanti, Executive Officer responsible for Finance and Investor Relations; Mr. José Carlos Martins, Executive Officer responsible for Marketing, Sales and Strategy; Mr. Mário Alves Barbosa Neto, Executive Officer responsible for Fertilizers; Mr. Tito Botelho Martins Junior, Executive Officer responsible for Basic Metals Operations; and Vânia Lucia Chaves Somavilla, Executive Officer responsible for Human Resources and Corporate Services.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, May 26, 2011.
Fábio Eduardo de Pieri Spina
Secretary
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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2011	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations